

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

<u>Via E-mail</u>
Darrell B. Lee
Chief Financial Officer
MOCON, Inc.
7500 Mendelssohn Avenue North
Minneapolis, MN 55428

      Re: MOCON, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 28, 2014
             File No. 000-09273

Dear Mr. Lee:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

            `   /s/ Amanda Ravitz

                      Amanda Ravitz
                      Assistant Director